[redacted]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11 – K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2007

Commission files numbers 98-0101920 and 23-1099050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GlaxoSmithKline Retirement Savings Plan
GlaxoSmithKline
One Franklin Plaza (FP 2220)
Philadelphia, PA 19101

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

SmithKline Beecham Corporation
One Franklin Plaza (FP 2220)
Philadelphia, PA 19101

Date: 6/23/08

GlaxoSmithKline Retirement Savings Plan
(Name of Plan)

Michelle Killian
Plan Administrator

EXHIBITS

1. Written consent of PricewaterhouseCoopers L.L.P.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GLAXOSMITHKLINE RETIREMENT SAVINGS PLAN

Date: June 27, 2008

By: M. Judith Lynch
M. Judith Lynch
Senior Vice President, Benefits

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-13022) of GlaxoSmithKline p.l.c. of our report dated June 27, 2008 relating to the financial statements of GlaxoSmithKline Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 27, 2008

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
as of and for the years ended
December 31, 2007 and 2006
AND SUPPLEMENTAL SCHEDULE
as of December 31, 2007

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN
INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
for the years ended December 31, 2007 and 2006

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
GlaxoSmithKline Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of GlaxoSmithKline Retirement Savings Plan (the "Plan") at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 27, 2008

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2007 $	December 31, 2006 $
Assets:		
Cash equivalents	177,198,022	102,570,047
Investments	4,503,347,920	4,282,072,756
Participant loans receivable	53,903,782	51,967,284
Receivables:		
Employer contributions	362,614	2,110,110
Participant contributions	541,905	3,513,886
Dividends and interest	8,736,408	9,367,817
Total receivables	9,640,927	14,991,813
Total assets	4,744,090,651	4,451,601,900
Liabilities:		
Accrued management fees	844,439	425,422
Total liabilities	844,439	425,422
Net assets available for benefits at fair value	4,743,246,212	4,451,176,478
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,197,015	3,769,202
Net assets available for benefits	4,744,443,227	4,454,945,680

See accompanying notes to the financial statements.

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year ended December 31,	
	2007	2006
	$	$
Additions:		
Additions to net assets attributed to:		
Investment income:		
Net (depreciation)/appreciation in fair value of Investments	(7,719,517)	323,123,723
Interest	26,552,354	29,859,283
Dividends	204,548,923	111,715,926
	223,381,760	464,698,932
Contributions:		
Participant	225,669,604	216,685,327
Employer	134,018,976	129,979,893
	359,688,580	346,665,220
Total additions	583,070,340	811,364,152
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants	297,545,289	244,333,598
Administrative expenses	2,425,236	2,471,211
Total deductions	299,970,525	246,804,809
Plan Transfers:		
Plan transfers in from merged plans	6,397,732	18,323,500
Total plan transfers	6,397,732	18,323,500
Net increase	289,497,547	582,882,843
Net assets available for benefits:		
Beginning of year	4,454,945,680	3,872,062,837
End of year	4,744,443,227	4,454,945,680

See accompanying notes to the financial statements.

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan:
The following description of the GlaxoSmithKline Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:
The Plan is a defined contribution plan sponsored by SmithKline Beecham Corporation doing business as GlaxoSmithKline (the "Company"). The Plan was established to encourage and assist Company employees to save regularly for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:
Under the terms of the Plan, eligible employees with one hour of credited service may voluntarily elect to contribute pre-tax contributions ranging from 1% to 50% of their eligible compensation, as defined in the Plan agreement. Participants who have attained age 50 before the end of the Plan year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans or individual retirement accounts, subject to the terms of the Plan. Participants may direct the investment of their contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's pre-tax contribution not in excess of 4% of the employee's eligible compensation as defined by the Plan. Additionally, after completion of one year of service, the Company provides for stock ownership account contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. The stock ownership account contribution is invested directly into GlaxoSmithKline plc American Depository Shares (ADSs).

Participant Accounts:
Each participant's account is credited with the participant's contributions, Company contributions and an allocation of Plan earnings and charged with an allocation of administrative expenses. The earnings of investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the ADSs of GlaxoSmithKline plc, which are allocated based upon the number of units held in the individual accounts of participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. Description of the Plan, continued:

Vesting:

Participants are immediately and fully vested in their participant contributions, Company matching contributions and stock ownership account contributions, plus actual earnings thereon.

Payment of Benefits:

Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. Payment is in the form of a lump sum distribution of cash or ADSs of GlaxoSmithKline plc, if the participant account balance is less than $5,000. If the account balance is greater than $5,000, participants have the option of selecting payments in the form of annual installments over a period not extending beyond 5 years or as a lump sum distribution. Participants may postpone their withdrawal until as late as age 70-1/2, unless the participant remains an active employee.

Participants may withdraw participant after-tax contributions, after-tax earnings and prior Company matching contributions during employment.

Prior to age 59-1/2, participant pre-tax contributions may only be withdrawn in the event of financial hardship and then only after the withdrawal of the value of all participant after-tax contributions, prior employer contributions and rollover contributions. Withdrawals of participant pre-tax contributions during employment may cause the participant to become ineligible to participate in the Plan for a period of 12 months following the withdrawal. After age 59-1/2, participants may withdraw their pre-tax, after-tax and rollover contributions and earnings at any time.

Participant Loans Receivable:

Participants may borrow from their vested fund accounts a minimum loan amount of $1,000 up to a maximum loan amount equal to the lesser of $50,000 or 50 percent of their account balance (excluding Employer contributions). Loan transactions are treated as transfers from the applicable investment option to the Participant Notes Fund. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence.

The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime rate plus one percent, as determined by the Plan administrator. Principal and interest is paid ratably through bi-weekly payroll deductions. Participants must pay a one time loan processing fee of $50.

Administrative Expenses:

Certain Administrative Expenses, specifically management and custodial fees relating to fund oversight, are paid directly by the Plan. Other administrative expenses of the Plan are paid by the Company. During the years ended December 31, 2007 and 2006, the Company paid administrative expenses of $617,294 and $969,291 respectively, on behalf of the Plan.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The accompanying financial statements have been prepared on the accrual basis of accounting.

Accounting Standards:

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" (SFAS 157). The standard defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007. Plan management does not believe the adoption of FAS 157 will have a material impact on the financial statements.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition:

The Plan's investments are stated at fair value. The fair value of GlaxoSmithKline plc ADSs are based upon quoted market prices obtained from the New York Stock Exchange. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investments in common/collective trust funds are stated at the unit value of common/collective trust portfolio which is based on the fair value of the underlying trust investments. Synthetic investment contracts are stated at the fair value of the underlying assets of the wrapped synthetic contract, which principally consists of commingled funds holding high-quality bond portfolios, combined with wrap contracts. The fair value of wrap contracts associated with the synthetic investment contracts is determined based on replacement cost, which approximates fair market value. Participant loans receivable are valued at cost, which approximates fair market value.

2. Summary of Significant Accounting Policies, continued:

Investment Valuation and Income Recognition:

Purchases and sales of investments are recorded on the trade-date basis. Interest Income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets the net appreciation and depreciation in the fair value of its investments which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants:

Benefits paid to participants from participants' accounts are recorded when paid.

Reclassifications:

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3. Synthetic Investment Contracts

Synthetic investment contracts (wrap contracts) are agreements with high quality banks and insurance companies which are designed to help preserve principal and provide a stable crediting rate. The wrap contracts are fully benefit responsive and provide that all participant initiated withdrawals permitted under the Plan will be paid at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Each wrap contract's crediting rate formula is designed to provide a stable return during rising or falling interest rates. The synthetic investment contracts serve to smooth the impact of fluctuating interest rates and bond prices by amortizing the gains or losses over the duration of the portfolio. The smoothing function allows the stable value portfolio yield to track the general direction of interest rate changes without the day-to-day price volatility of traditional bond portfolios.

The crediting rate on each wrap contract resets quarterly such that at least one wrap contract within the portfolio of synthetic investment contracts resets each month. The crediting interest rate is based on a formula agreed upon with the issuer. The crediting rate formula will be applied using information as of the last business day of the second calendar month before crediting rate reset date. The terms of each wrap agreement stipulate a crediting rate floor of 0%. The average aggregate yields for the synthetic investment contracts as of December 31, 2007 and 2006, respectively, were as follows:

Average yields:	**2007**	**2006**
Based on actual earnings	5.65%	5.34%
Based on interest rate credited to participants	4.99%	5.15%

Automatic termination of the wrap contract will occur if the contract value or the market value of the contract equals zero; the contracts may also be terminated in the event of a default. Withdrawals due to plant closings, layoffs, bankruptcy, mergers, and early retirement incentives are paid out at contract value so long as the employee experienced a bona fide job loss. Withdrawals at contract value are limited to employee initiated events. Any event that is employer initiated would result in withdrawal at market value (which may be lower than contract value). If the assets were transferred to another synthetic contract within the Plan's synthetic contract portfolio, the market value to contract value loss in existence on the termination date, if any, would be transferred to the new contract and the loss would be amortized through future crediting resets.

4. Investments:

Investments held by the Plan as of December 31, 2007 and 2006 are as follows:

	2007	2006
	$	$
Cash equivalents	177,198,022	102,570,047
ADSs:		
GlaxoSmithKline plc *, **	738,391,427	901,453,350
Mutual funds:		
Vanguard US Growth & Income Fund*	328,726,619	333,000,013
Vanguard Windsor II Fund*	386,622,687	252,638,462
American EuroPac Fund*	331,500,075	171,798,084
Various	632,269,615	836,961,169
	1,679,118,996	1,594,397,728
Common/Collective trust funds:		
SSGA EAFE Index Fund*	200,428,195	132,450,448
SSGA Russell 2000 Index Fund*	269,503,689	287,441,246
SSGA 500 Index Fund*	698,411,162	631,890,864
SSGA Lehman Aggregate*	282,332,938	231,109,871
SSGA Mid Cap Index Fund	18,575,415	-
SSGA Market Index Fund	25,186,998	-
T. Rowe New Horizons Fund	93,876,521	-
	1,588,314,918	1,282,892,429
Synthetic investment contracts stated at fair value	497,522,579	503,329,249
Investment sub-total	4,503,347,920	4,282,072,756
Participant loans receivable	53,903,782	51,967,284
Total investments	4,734,449,724	4,436,610,087

* The denoted investments represent 5% or more of the Plan's net assets.

** Includes nonparticipant-directed investments which are noted below in Note 4.

During 2007 and 2006, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated)/appreciated in value by ($7,719,517) and $323,123,723 respectively, as follows:

	For the year ended December 31,	
	2007	2006
	$	$
GlaxoSmithKline ADSs	(30,100,706)	40,893,938
Mutual funds	(62,675,105)	124,089,673
Common/collective trust funds	85,056,294	158,140,112
	(7,719,517)	323,123,723

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments from Company stock ownership account contributions are as follows at December 31, 2006:

	December 31, 2006
Net Assets:	$
GlaxoSmithKline ADSs	275,880,563

	For the year ended December 31, 2006
Changes in Net Assets:	$
Contributions	42,185,799
Dividends	8,393,655
Net appreciation	9,505,986
Benefits paid to participants	(10,278,406)
Transfers to participant-directed investments	(4,863,577)
	44,943,457

As of January 1, 2007, all nonparticipant-directed investments from the Company stock ownership account ceased. Under the new policy, contributions will initially be invested in GSK stock, but the account, including prior year accumulations in the stock ownership account, can be diversified at any point into any of the other investment funds offered in the Plan.

6. Related Party Transactions

Certain Plan investments are short term investment funds and common/collective trust funds managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the custodian and trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The GlaxoSmithKline Stock Fund invests in American Depository Shares ("ADSs") each of which represents two ordinary shares of GlaxoSmithKline plc. In 2007, the Plan purchased GlaxoSmithKline ADSs in the amount of $14,946,995 and sold GlaxoSmithKline ADSs in the amount of $147,908,212. In 2006, the Plan purchased GlaxoSmithKline ADSs in the amount of $44,686,676 and sold GlaxoSmithKline ADS in the amount of $103,128,890.

7. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. Tax Status:

The Internal Revenue Service has determined and informed the Company, in a letter dated February 25, 2004 that the Plan and Related trust are designed in accordance with Section 401(a) of the Internal Revenue Code (IRC) and is exempt from taxation under Section 501(a). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

9. Risks and Uncertainties:

The Plan invests in various investment options through a combination of mutual funds, common/collective trust funds, GlaxoSmithKline ADS, and synthetic investment contracts. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

GLAXOSMITHKLINE RETIREMENT SAVINGS PLAN
SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

	Fair Value
Cash Equivalents:	
Vanguard Prime Money	164,888,722
State Street Bank STIF*	12,309,300
ADSs:	
GlaxoSmithKline plc*	738,391,427
Mutual funds:	
Vanguard Windsor II Fund	386,622,687
Vanguard US Growth Fund	75,781,234
Vanguard US Growth & Income Fund	328,726,619
PIMCO Total Return Fund	18,433,495
Vanguard Selected Value Fund	24,597,022
Vanguard Mid-Cap Growth Fund	50,226,319
Royce - Special Equity Fund	10,493,796
Templeton Foreign Fund	147,486,531
American EuroPac Fund	331,500,075
Vanguard Target Retirement Income Fund	22,453,945
Vanguard Target Retirement 2010 Fund	45,769,241
Vanguard Target Retirement 2015 Fund	19,953,638
Vanguard Target Retirement 2020 Fund	84,316,322
Vanguard Target Retirement 2025 Fund	14,368,379
Vanguard Target Retirement 2030 Fund	64,432,250
Vanguard Target Retirement 2035 Fund	7,013,680
Vanguard Target Retirement 2040 Fund	40,024,637
Vanguard Target Retirement 2045 Fund	4,313,067
Vanguard Target Retirement 2050 Fund	2,606,059
Common/collective trust funds:	
SSGA 500 Index Fund*	698,411,162
SSGA Lehman Aggregate*	282,332,938
SSGA Russell 2000 Index Fund*	269,503,689
SSGA Market Index Fund*	25,186,998
SSGA Mid Cap Index Fund*	18,575,415
SSGA EAFE Index Fund*	200,428,195
T. Rowe New Horizons Fund	93,876,521
Synthetic investment contracts**	497,522,579
Participant loans* (Interest rate: 5.00%-10.83%; Maturity: 2008-2022)	53,903,782
Total Investments	4,734,449,724

* Denotes a party-in-interest
** See Attached Schedule

GLAXOSMITHKLINE RETIREMENT SAVINGS PLAN
SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(continued)
December 31, 2007

Contract Issuer	Underlying Asset	Fair Market Value	Contract Value
		$	$
Synthetic Investment Contracts:			
Stable Value CIT	SEI Stable Asset Fund	3,532,114	3,532,114
Monumental Life Ins	Dwight Target 2 Fund	88,812,026	89,027,345
	Dwight Target 5 Fund	4,759,039	4,770,577
	Dwight Core Fund	41,683,539	41,784,598
	Dwight Inst Core Plus Fund	28,230,052	28,298,494
State Street Bank	Dwight Target 2 Fund	96,771,928	97,005,944
	Dwight Target 5 Fund	5,185,543	5,198,115
	Dwight Core Fund	45,419,203	45,529,319
	Dwight Inst Core Plus Fund	30,760,019	30,834,595
AIG Financial Products	Dwight Target 2 Fund	82,773,577	82,974,256
	Dwight Target 5 Fund	4,435,466	4,446,219
	Dwight Core Fund	38,849,420	38,943,607
	Dwight Inst Core Plus Fund	26,310,653	26,374,411
		497,522,579	498,719,594

END